                     [LETTERHEAD OF MERCER ACQUISITION LLC]

                                  May 27, 1999



To the Holders of Units of Limited Partnership Interests in Synthetic Industries, L.P.:

     On May 4, 1999, we delivered to you an Offer to Purchase and Agreement of Sale (the "Offer Materials") in which we offered to purchase your units of limited partnership interests ("Units") in Synthetic Industries, L.P (the "Partnership"). Since that time, the Securities & Exchange Commission (the "SEC"), as part of its normal review process, has requested that we revise portions of the Offer Materials and notify you of certain revisions. In response, we have prepared a supplement to the Offer to Purchase (the "Supplement") and filed it with the SEC as an exhibit to Amendment No.1 to
Schedule 14D-1. Reproduced below are certain sections of the Supplement that the SEC has requested we bring to your attention.

     Please note that the Supplement contains additional revisions to the original Offer to Purchase that are not contained in this letter. The entire Supplement is attached as an exhibit to Amendment No. 1 to Schedule 14D-1 and is available on the SEC's Electronic Data Gathering and Retrieval System ("EDGAR"), at its internet website at www.sec.gov and may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at the New York Regional Office, 7 World Trade Center, 12th Floor, New York, New York 10007, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the schedule can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington D.C. 20549.

     The revisions to the Offer to Purchase that the SEC has requested we bring to your attention are as follows:

1. The second bullet point of the "Introduction" section of the Offer to Purchase is amended to read as follows:

     - In this regard, it is particularly important to note that attorneys for certain Unit Holders and the General Partner of the Partnership have entered into a settlement agreement, which is intended to resolve several pending class action lawsuits and outstanding claims brought on behalf of all Unit Holders. The settlement agreement contemplates the sale of Synthetic Industries, Inc. (66% of which is owned by the Partnership) and ultimately liquidation of the Partnership. See "Section 13. Certain Legal Matters and Required Regulatory Approvals, Liquidation of the Partnership." If Synthetic Industries, Inc. is sold, the sale proceeds received by the Partnership will be distributed pro rata to Unit Holders of the Partnership. According to the settlement agreement, if Synthetic Industries, Inc. is not sold,
          (1) the Partnership will be dissolved and liquidated in accordance with the terms of the Partnership Agreement,


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May 27, 1999
Page 2

          and (2) the Synthetic Industries, Inc. stock will be distributed pro rata to the Unit Holders. Mercer has been advised that the court approved the settlement agreement on May 24, 1999. ANY UNIT HOLDER WHO TENDERS IN THIS OFFER WILL GIVE UP THE RIGHT TO PARTICIPATE IN THE SETTLEMENT AND LIQUIDATION OF THE PARTNERSHIP. The basic terms of the settlement are summarized in a notice ("Notice of Settlement"), which was purportedly sent to all limited partners of the Partnership. If you did not receive a copy of the Notice of Settlement, contact the Mills Law Firm, 300 Drake's Landing, Suite 155, Greenbrae, California 94904, Telephone: (415) 464-4770, Facsimile: (415) 464-4777; or Smith,
          Katzenstein & Furlow, LLP, 800 Delaware Avenue, P.O. Box 410, Wilmington, DE 19899, Telephone: (302) 652-8400; Facsimile: (302) 652-8405.

2. The third bullet point in the "Introduction" section of the Offer to Purchase is amended to read as follows:

     - The Purchase Price is substantially less than the Purchaser's valuation of the Units as of May 4, 1999. See "Section 7. Purpose and Effects of the Offer -- Determination of Purchase Price." In determining the Purchase Price, the Purchaser considered the illiquidity of the Units and the cyclical nature of the business of Synthetic Industries, Inc. The Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis because (1) there is no assurance that Synthetic Industries, Inc. can be sold in a timely manner, and (2) the costs of liquidating the Partnership's assets are not yet settled. For example, Mercer has been advised that the court has not yet determined the amount of attorney's fees to be awarded pursuant to the settlement agreement. However, if the Partnership is liquidated relatively soon, it is likely that the Purchase Price will be significantly less than the net proceeds that will be recognized on a per Unit basis from the sale of the Partnership's assets and liquidation of the Partnership according to the settlement agreement.

3. The following bullet point is added to the "Introduction" section of the Offer to Purchase:

     - Between April 13, 1998 and December 30, 1998, via three consecutive offer letters, the Purchaser purchased an aggregate of 39.625 Units, or 4.95% of the total Units outstanding, in the following amounts and prices: 5.75 Units for $80,000 per Unit, 26.875 Units for $60,000 per Unit and 7 Units for $50,000 per Unit. The investors who tendered their Units to the Purchaser for $60,000 and $50,000 per Unit paid all agency commissions, which were equal to 7% of the sales price, associated with their respective sale.

4.   Section 6 of the Offer to Purchase is amended to read as follows:

SECTION 6.  CERTAIN TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences of a sale of Units


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May 27, 1999
Page 3

pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, or that may be relevant to Unit Holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNIT HOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

     CONSEQUENCES TO TENDERING UNIT HOLDER

     A Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Unit Holder for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Unit Holder's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Unit Holder's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Unit Holder with respect to such Units, and distributions to a Unit Holder. In this regard, tendering Unit Holders will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

     Subject to Code Section 751 (discussed below), the gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains


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May 27, 1999
Page 4

against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayers can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.

     A portion of a Unit Holder's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. Such portion will be determined by allocating a Unit Holder's amount realized for a Unit between amounts received in exchange for all or a part of the Unit Holder's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items.
Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Unit Holders amount realized that is allocable to Section 751 items and the portion of the Unit Holder's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Unit Holder's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Unit Holder as a capital asset.

     Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of such person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Unit Holder is subject to these restrictions and has unused passive losses from prior years, such losses will generally become available upon a sale of Units, provided the Unit Holder sells all of his or her Units. If a Unit Holder does not sell all of his or her Units, the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Unit Holder sells his or her remaining Units.

     Gain realized by a foreign Unit Holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unit Holder from the Purchase Price payable to such Unit Holder unless the Unit Holder properly completes and signs the Agreement of Sale certifying the accuracy of the Unit Holder's TIN and address, and that such Unit Holder is not a foreign person. Amounts withheld are creditable against a foreign Unit Holder's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.

     A Unit Holder who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3).

     THE FOREGOING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.


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May 27, 1999
Page 5

5. The "Determination of Purchase Price" paragraph of Section 7 of the Offer to Purchase is amended to read as follows:

     DETERMINATION OF PURCHASE PRICE

     The Purchaser established the Purchase Price of $50,000 per Unit based on a number of factors, including (i) the remaining assets of the Partnership, (ii) the illiquid nature of the investment, and (iii) the costs to the Purchaser associated with acquiring the Units.

     The Purchase Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Purchase Price to the Sellers and no representation is made as to such fairness. The Purchaser urges those Unit Holders that are considering tendering their Units pursuant to the Offer to first consult with their own advisors (e.g., tax, financial) in evaluating the terms of the Offer before deciding whether or not to tender Units.

     The Purchaser is offering to purchase Units which are a relatively illiquid investment and is not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Purchase Price. Nevertheless, using publicly available information concerning the Partnership contained in the Partnership's Annual Report on Form 10-K for the year ended September 30, 1998, and the Quarterly Report on Form 10-Q for the period ended December 31, 1998, the Purchaser used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating the Offer.

     In determining the estimated value of the Units, the Purchaser first analyzed the market value of the common stock (the "Common Stock") of Synthetic Industries, Inc. (the "Company"), the Partnership's principal asset. On May 4, 1999, the 30 day trading average for the Common Stock was approximately $ 18.21. Analyzing the financial data of the Company, particularly its current net operating income and asset value, as set forth in its periodic SEC reports, the Purchaser determined that the Company's financial data supported its stock price.

     Using this stock price as a basis, the Purchaser determined that the Units were aggregately worth approximately $104,219,472, as the Partnership owns approximately 66% of the Common Stock; and determined that each individual Unit was worth approximately $ 130,274, as each Unit is comprised of approximately 7,155 shares of Common Stock. The Purchaser then calculated a revised asset value by: (i) deducting from the aggregate Unit value the costs of liquidating the Partnership, estimated by the Purchaser at approximately $1 million, based largely upon the costs set forth in the liquidation proposals (see "Section 13. Certain Legal Matters and Required Regulatory Approvals - Liquidation of the Partnership); (ii) deducting from the aggregate Unit value the Purchaser's costs of acquiring the Units, estimated by the Purchaser at approximately $50,000: and
(iii) most importantly, determining a present value for the Units based upon the illiquid nature of the Units and the cyclical nature of the business of Synthetic Industries, Inc. In this regard, the Purchaser estimated that the Partnership would not be liquidated for at least five more years, and that it would require a rate of return of approximately 14%, after taxes and expenses, in order to hold the Units for such period. Based upon the foregoing, the Purchaser determined that, on May 4, 1999, it


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May 27, 1999
Page 6

was only comfortable investing in up to 40 Units at a price of $50,000 per Unit.

     Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase, the Agreement of Sale and the Notice of Settlement and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership; however, it is important to note that even the Purchaser is uncertain as to the ultimate liquidation value of the Partnership. As a consequence, the Purchaser has purchased the Units in three different tender offers at three different prices, $50,000, $60,000 and $80,000.

     The Partnership disclosed in its Annual Report on Form 10-K for the year ended September 30, 1998 filed with the Commission in December, 1998 (the "1998 10-K"), the following information with regard to restrictions on transfer of
Units:

     "There is no established trading market for the Units. In addition, the limited partnership agreement of the Partnership (the "Limited Partnership Agreement") places restrictions on the transferability of Units. No transferee of all or any part of a Unit may be admitted to the Partnership as a limited partner ("Limited Partner") without the written consent of Management L.P., which consent may be withheld in the absolute discretion of Management L.P. The Limited Partnership Agreement also provides that the transfer of the whole or any portion of a Unit shall not be effective to entitle the transferee to receive distributions of cash or other property from the Partnership applicable to the Unit acquired by reason of such transfer, unless Management L.P. consents in writing to such transfer."

6. The SEC has also requested that we provide you with Mercer's unaudited balance sheet as of March 31, 1999. A copy is attached to this letter as Exhibit A.

     Please note that on May 13, 1999, Mercer extended the tender offer until 12:00 midnight Eastern Time, June 4, 1999. If you wish to accept the Offer, please deliver the Agreement of Sale, which was previously delivered to you, to the Depositary before that time. Should you have any questions regarding the revisions contained in this letter or the expiration of the Offer, please feel free to contact Jennifer Sabelhous, Mercer's Manager, at (800) 207-4698.

                                   Sincerely,

                                   MERCER ACQUISITION LLC




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                                                                       EXHIBIT A

                             MERCER ACQUISITION, LLC
                                  BALANCE SHEET
                                 MARCH 31, 1999
                                   (UNAUDITED)

                                     ASSETS
Current Assets
      Cash--Checking/Savings                      $   197,805
Other Current Assets:
      Due from CPA Investments                            300
Total Current Assets                                  198,105

Fixed Assets
      Organization Costs                                1,321
      Accumulated Amortization                           (176)
Total Fixed Assets                                      1,145

Other Assets
      LP Investments                                6,503,467
                                                  -----------
Total Other Assets                                  6,503,467
                                                  -----------
Total Assets                                      $ 6,702,717
                                                  -----------
                                                  -----------

                             LIABILITIES AND EQUITY
Equity
      Partners Capital                            $ 5,150,000
      Retained Earnings                             1,552,717
                                                  -----------
Total Liabilities and Equity                      $ 6,702,717
                                                  -----------
                                                  -----------